SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
INTELLIGROUP, INC.
(Name of Subject Company)
INTELLIGROUP, INC.
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
45816A106
(CUSIP Number of Class of Securities)
Vikram Gulati
President and Chief Executive Officer
Intelligroup, Inc.
5 Independence Way, Suite 220
Princeton, New Jersey 08540
(646) 810-7400
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:

Robert F. Kennedy, Esq. Jones Day 222 East 41st Street New York, New York 10017 (212) 326-3939	Steven M. Skolnick, Esq. Meredith Prithviraj, Esq. Lowenstein Sandler PC 65 Livingston Avenue Roseland, New Jersey 07068 (973) 597-2500
☐     Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Introduction
This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Intelligroup, Inc., a New Jersey corporation (the “Company”), on June 21, 2010, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by the Company on June 24, 2010, by Amendment No. 2 to the Schedule 14D-9 filed with the SEC by the Company on July 1, 2010, and by Amendment No. 3 to the Schedule 14D-9 filed with the SEC by the Company on July 2, 2010. Except as otherwise noted, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.
ITEM 4. THE SOLICITATION OR RECOMMENDATION
Item 4 is hereby amended as follows:
The following sentence is hereby added as the penultimate sentence to the second paragraph in the subsection entitled “Background of the Transactions”:
“During this process, the two highest offers received by the Company consisted of a range of $3.00 to $3.44 per Share and an implied range of $4.16 to $4.38 per Share. The prospective buyer who made the highest offer subsequently indicated it was no longer interested in acquiring the Company on the financial terms it proposed.”
The first sentence of the third paragraph in the subsection entitled “Background of the Transactions” is hereby replaced with the following sentence:
“On or about September 2009, Mr. Ravi Adusumalli, a director of the Company, received an unsolicited preliminary indication of interest from an independent third party regarding a potential acquisition of the Company at an implied range of $3.45 to $3.60 per Share.”
The following sentence is hereby added as the penultimate sentence to the first full paragraph on page 12:
“Messrs. Adusumalli and Reddy were selected to serve on the Transactions Committee because of their financial expertise and experience with similar transactions, and the Board believed that their expertise and background would help to maximize shareholder value.”
The following sentence is hereby added as the last sentence to the third full paragraph on page 12 beginning with, “On October 26, 2009...”:
“This indication of interest was at an implied purchase price for the Company of $3.83 per Share.”

The following sentence is hereby added as the second sentence to the seventh full paragraph on page 12:
“The list of potential buyers was developed by looking at a combination of (i) companies that had contacted the Company directly to indicate interest in a potential strategic transaction, (ii) companies with diversified IT, consulting and outsourcing businesses and a diversified geographical presence, particularly given the competitive challenges faced by the Company as discussed in the Item 4 subsection entitled “Reasons for the Recommendation — Financial Condition and Prospects of the Company,” and (iii) other companies who had expressed an interest in acquiring an IT services company with expertise in SAP and/or Oracle.”
The second sentence to the last paragraph on page 12 is hereby replaced with the following sentence:
“Between late February and early March 2010, four (4) potential buyers each submitted a nonbinding bid for the Company, as described below.”
The last sentence to the second full paragraph on page 13 is hereby replaced with the following sentence:
“The interested parties were informed that the selection of participants would be based on a variety of factors, at the Company’s sole discretion, including the preliminary indicative bid of value as well as assessments of a party’s ability to complete a transaction expeditiously.”
The first sentence to the fourth full paragraph on page 13 is hereby replaced with the following sentence:
“On February 9, 2010, certain senior executives of the Company, including Mr. Gulati, Alok Bajpai, the Chief Financial Officer, Kalyan Mahalingam, the Chief Operating Officer, and Pankit Desai, Senior Vice President, Sales North America & Europe, met with members of Parent’s Global Business Unit at the Company’s offices to further discuss a potential transaction and any synergies that could be created, including synergies related to operational, general and administrative functions.”
The following sentence is hereby added as the last sentence to the fifth full paragraph on page 13:
“The party that submitted the middle range indication of interest indicated that it would not be able to sign a definitive agreement in the timeframe desired by the Company, while the party that submitted the lowest range indicated that it would be able to sign a definitive agreement within the timeframe desired by the Company.”
The penultimate sentence of the first full paragraph on page 14 is hereby replaced with the following sentence:

“The party subsequently submitted a non-binding indication of interest on March 26, 2010 with a range of $4.20 to $4.88 per Share based on a fully diluted basis, but the party could not proceed with the timeline that Parent proposed in its indication of interest and did not have definitive financing for a transaction with the Company.”
The following paragraph is hereby added after the seventh full paragraph on page 15:
“Following the May 13th meeting in San Francisco, Credit Suisse contacted the party who submitted the March 26, 2010 non-binding bid to see if such party would be interested in restarting its diligence; provided that such diligence would need to be finalized by June 14th. Credit Suisse spoke to such party’s advisor on May 17th. The party’s advisor said he would speak to his client to determine interest and revert back if there was interest. The advisor did not make any contact with Credit Suisse following such May 17th conversation.”
The last two sentences of the subsection entitled “Reasons for the Recommendation — Tax Insurance” are hereby replaced with the following sentences:
“The Board further considered (i) that, while Parent did not agree to share in any part of the $7,027,952 premium, if the Merger Agreement were to be terminated prior to the completion of the Offer, the Company may cancel the Tax Insurance Policies and obtain a refund of all but $1,363,950 of the premium and (ii) that Parent and Purchaser will remain liable for damages arising out of any knowing material breach of any of its representations and warranties in the Merger Agreement or deliberate material breach of any covenant in the Merger Agreement, which includes as damages such non-refundable portion of any premium paid. The Board also considered that certain other potential strategic partners had suggested that they would similarly require the Company to purchase one or more insurance policies to insure against any potential tax liabilities associated with the Company’s spin-off of its subsidiary in July 2000 as a condition to the consummation of any strategic transaction.”
The subsection entitled “Opinion of Credit Suisse” is hereby replaced with the following:
“Credit Suisse is acting as financial advisor to the Company in connection with the proposed Offer and the Merger. As part of that engagement, the Board of Directors requested that Credit Suisse evaluate the fairness to the holders of Shares other than the Shareholders that are parties to the Shareholders’ Agreement (the “Excluded Holders”), from a financial point of view, of the price per share to be paid in the Transaction. On June 13, 2010, Credit Suisse rendered its oral opinion to the Board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, as of June 13, 2010, the Offer Price to be received by the holders of Shares pursuant to the Transaction was fair, from a financial point of view, to such shareholders, other than the Excluded Holders.
The Credit Suisse Opinion was directed to the Board and only addressed the fairness from a financial point of view of the Offer Price to be received by the holders of Shares pursuant to the Transaction (other than the Excluded Holders) and did not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction, including, without limitation, the Shareholders’ Agreement. The summary of the Credit Suisse Opinion in this statement is qualified in its entirety by reference to the full text of the Credit Suisse Opinion, which is included as Annex A to this statement and sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on review undertaken and other matters considered by Credit Suisse in preparing its opinion. Holders of Shares are encouraged to read this opinion carefully in its entirety. However, neither the Credit Suisse Opinion nor the summary of the Credit Suisse Opinion and related analyses set forth in this statement are intended to be, and they do not constitute, advice or a recommendation to any holder of Shares as to whether such shareholder should tender any Shares into the Offer or act on any matter relating to the proposed Offer or the Merger.
In arriving at its opinion, Credit Suisse:
•	reviewed the Merger Agreement, as well as certain publicly available business and financial information relating to the Company;

•	reviewed certain other information relating to the Company, including certain financial forecasts relating to the Company;

•	met with the Company’s management to discuss the business and prospects of the Company;

•	considered certain financial and stock market data of the Company, and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to that of the Company;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which have recently been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.
In connection with its review, Credit Suisse did not independently verify any of the foregoing information and assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company referred to above, Credit Suisse reviewed and discussed those forecasts with management of the Company and assumed, with the Company’s consent, that such forecasts represent reasonable estimates and judgments with respect to the future financial performance of the Company. Credit Suisse also assumed, with the Company’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, Credit Suisse was not requested to make, and has not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor has Credit Suisse been furnished with any such evaluations or appraisals.
The Credit Suisse Opinion addressed only the fairness, from a financial point of view, to the holders of Shares of the Offer Price to be received in the Transaction and did not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise including, without limitation, the Shareholders’ Agreement or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the consideration or otherwise. In addition, the opinion did not express a view on any of the Company’s existing tax-related matters, including, without limitation, the tax treatment of the Company’s spin-off of its SeraNova subsidiary or the Company’s potential service tax in India. The issuance of Credit Suisse’s opinion was approved by its authorized internal committee.
The Credit Suisse Opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date and upon certain assumptions regarding such financial, economic, market and other conditions, which are currently subject to unusual volatility and which, if different than assumed, could have a material impact on Credit Suisse’s analyses. Credit Suisse’s opinion did not address the merits of the Transaction as compared to alternative transactions or strategies that may be available to the Company, nor did it address the Company’s underlying decision to proceed with the Transaction.
The Credit Suisse Opinion was for the information of the Board in connection with its consideration of the Transaction and does not constitute advice or a recommendation to any shareholder of the Company as to whether such shareholder should tender any Shares into the Offer or act on any matter relating to the proposed Offer or the Merger.
In preparing its opinion, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s valuation analyses is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Credit Suisse’s analyses for comparative purposes is identical to the Company or the Transaction. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The implied reference range values indicated by Credit Suisse’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of business or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company and of Credit Suisse. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.
Credit Suisse’s opinion and analyses were provided to the Board in connection with its consideration of the Transaction and were among many factors considered by the Board in evaluating the Transaction. Neither Credit Suisse’s opinion nor its analyses were determinative of the Transaction consideration or of the views of the Board with respect to the Transaction.
The following is a summary of the material valuation analyses performed in connection with the preparation of Credit Suisse’s opinion and reviewed with the Board on June 13, 2010. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses.
     Selected Public Company Analysis.
     Credit Suisse reviewed financial and stock market information of the Company and the following selected publicly traded companies in the information technology services industry located in North America and outside of North America, respectively:
     North America
•	Perficient, Inc.

•	Diamond Management & Technology Consultants Inc.

•	CIBER Inc.

•	Ness Technologies Inc.

•	Hackett Group Inc.
     Outside of North America
•	Patni Computer Systems Ltd.

•	Syntel Inc.

•	Virtusa Corp

•	iGATE Corp.
     Although none of the selected public companies is directly comparable to the Company, the companies included were chosen because they are small or mid-size publicly traded companies that operate in the information technology services industry.
     Credit Suisse reviewed the estimated calendar year (“CY”) 2010 and 2011 revenue, earnings before interest, tax, depreciation and amortization (“EBITDA”) and price-to-earnings (“P/E”) multiples of the selected companies using closing stock prices as of June 11, 2010, and information it obtained from public filings, publicly available research analyst estimates and other publicly available information. The median and mean of the CY 2010 revenue multiple for the selected companies was 1.0x and 1.2x, respectively, the median and mean of the CY 2010 EBITDA multiple for the selected companies was 6.5x and 7.4x, respectively, the median and mean 2010 P/E multiple for the selected companies was 14.6x and 14.5x, respectively, the median and mean of the CY 2011 revenue multiple for the selected companies was 0.9x and 1.1x, respectively, the median and mean of the CY 2011 EBITDA multiple for the selected companies was 5.2x and 6.0x, respectively, and the median and mean 2011 P/E multiple for the selected companies was 12.2x and 11.8x, respectively. Credit Suisse then calculated the enterprise value of the Company and price per Share using the following range of multiples and financial estimates provided by management of the Company:

Multiple	Selected Multiple Range
2010E Revenue	0.7x — 1.1x
2011E Revenue	0.6x — 1.0x
2010E EBITDA	6.0x — 8.0x
2011E EBITDA	5.0x — 7.0x
2010E P/E	13.0x — 15.0x
2011E P/E	10.0x — 12.0x

     This analysis indicated the following implied per Share equity value reference range for Shares, as compared to the $4.65 Per Share Consideration to be received by the holders of Shares in the Transaction:

Implied Per Share Equity Reference
Range for the Company	Per Share Consideration
$3.61 — $4.67	$4.65
     Selected Transaction Analysis.
     Credit Suisse reviewed certain transaction values and multiples in the following selected publicly-announced transactions, which involve companies with businesses in the information technology services industry:

Date Announced	Acquiror	Target

October 20, 2009	Adecco S.A.	MPS Group Inc.

September 28, 2009	Xerox Corporation	Affiliated Computer Services, Inc.

September 21, 2009	Dell Inc.	Perot Systems Corporation

July 13, 2009	Software AG	IDS Scheer

March 23, 2009	Deloitte & Touche LLP	BearingPoint Inc. (Public Services Unit)

May 13, 2008	Hewlett-Packard Company	Electronic Data Systems

November 14, 2007	Spherion Corporation	Technisource, Inc.

October 31, 2007	Computer Services Corporation	First Consulting Group

October 23, 2007	NTT Data Corporation	itelligence

August 6, 2007	Wipro Limited	Infocrossing Inc.

July 30, 2007	Groupe Steria SCA	Xansa Plc

April 25, 2007	Computer Services Corporation	Covansys Corporation

Date Announced	Acquiror	Target

February 7, 2007	Caritor, Inc.	Keane, Inc.

October 26, 2006	Capgemini	Kanbay International, Inc.

December 17, 2004	Affiliated Computer Services, Inc.	Superior Consultant Holdings Corporation

March 10, 2004	CGI Group Inc.	American Management Systems, Incorporated

October 27, 2003	Ciber, Inc.	SCB Computer Technology, Inc.

November 4, 2002	Logica Plc	CMG

July 30, 2002	International Business Machines Corporation	PwC Consulting

August 21, 2001	Keane, Inc.	Metro Information Services, Inc.
     While none of the selected transactions is directly comparable with the proposed Transaction, the selected transactions involve companies with businesses in the information technology services industry that, for purposes of this analysis, may be considered similar to the Company.
     Credit Suisse reviewed, among other things, the enterprise value to last twelve-month (“LTM”) revenue multiples and EBITDA multiples implied by the selected transactions for each of the target companies involved in the selected transactions based on publicly available financial information with respect to those target companies. The enterprise value for each of the target companies was based on the equity value of those target companies implied by the applicable transaction. The median and mean of the enterprise value to LTM revenue multiples for each of the selected transactions was 0.9x and 1.1x, respectively, and the median and mean of the enterprise value to LTM EBITDA multiples for each of the selected transactions was 10.4x and 11.0x, respectively. Credit Suisse then applied revenue multiples of 0.8x to 1.3x and EBITDA multiples of 9.0x to 11.0x derived from the selected transactions to the Company’s latest 12 months revenue and EBITDA (as of March 31, 2010). This analysis indicated the following implied per Share equity reference range for the Company, as compared to the $4.65 Per Share Consideration to be received by the holders of Shares in the Transaction:

Implied Per Share Equity Reference
Ranges for the Company	Per Share Consideration
$3.58 — $4.70	$4.65
     Discounted Cash Flow Analysis.
     Credit Suisse performed a discounted cash flow analysis to calculate the estimated net present value of the unlevered after-tax free cash flows that the Company was forecasted to generate from fiscal year 2010 through fiscal year 2019 (with fiscal year 2020 constituting the terminal year), using projected financial information that was provided by the Company’s management. For purposes of its analysis, Credit Suisse defined “unlevered after-tax free cash flow” as earnings before interest expense/income and income taxes, less income taxes, plus depreciation and amortization, less increases in working capital, and less capital expenditure. Credit Suisse calculated a range of estimated terminal values for the Company by applying a range of terminal multiples of 6.0x to 8.0x to projected next twelve months’ EBITDA as of the terminal date. This range was selected by Credit Suisse based on multiples of selected publicly traded companies. The estimated free cash flows and terminal values were then discounted to present value using discount rates ranging from 12.0% to 16.0%, which range was selected based on the Company’s weighted average cost of capital calculations.
     These analyses indicated the following implied per share equity range for the Company, as compared to the $4.65 Per Share Consideration to be received by the holders of Shares in the Transaction:

Implied Per Share Equity Reference
Range for the Company	Per Share Consideration
$4.09 — $5.61	$4.65
     Other Matters.
     The Company engaged Credit Suisse as its financial advisor in connection with the proposed Merger. The Company selected Credit Suisse based on Credit Suisse’s qualifications, experience and reputation, and its familiarity with the Company and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to the Company’s engagement letter with Credit Suisse, the Company has agreed to pay Credit Suisse a customary fee for its services, a portion of which became payable upon the rendering of its opinion and a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse Credit Suisse for certain expenses and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or relating to Credit Suisse’s engagement.
     Credit Suisse and its affiliates have in the past provided, are currently providing, and in the future may provide, investment banking and other financial services to the Company, for which Credit Suisse has received, and expects to receive compensation (see Item 5). Credit Suisse and its affiliates have in the past provided investment banking and other financial services to the Company and its affiliates, including having acted as financial advisor to the Company in connection with the Company’s exploration of strategic alternatives in 2007 and 2008. Neither Credit Suisse nor any of its affiliates have provided investment banking or other services to Parent or any of its affiliates during the past two years. Credit Suisse and its affiliates may in the future provide financial advice and services to Parent and its affiliates for which Credit Suisse and its affiliates would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent and any other company that may be involved in the transaction, as well as provide investment banking and other financial services to such companies.”
The following subsection is hereby added after the subsection entitled “Opinion of Credit Suisse”:
     “(f) Certain Projections
     The Company does not as a matter of course make forecasts or public projections as to its future financial performance or earnings. However, in connection with Credit Suisse’s review of the Company, the Company made available financial projections, which were prepared by the Company’s management. A summary of these projections is set forth below. These financial projections reflect numerous estimates and assumptions made by the Company with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the Company’s periodic reports filed with the SEC. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year. The Company has also advised Parent and Purchaser that the Company has not as a matter of course made public any projections as to future performance or earnings.
     The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company or its affiliates, advisors or representatives consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. These projections are being provided in this document only because the Company made them available to Credit Suisse in connection with its review of the Company. Neither the Company nor any of its affiliates, advisors or representatives makes any representation to any person regarding the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of actual future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. Furthermore, neither the Company nor any of its affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Schedule 14D-9 to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by the Company to Credit Suisse. In this regard, investors are cautioned not to place undue reliance on the projected information provided.
     The projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Schedule 14D-9, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.
     The Company’s management provided, among other things, to Credit Suisse the following projected Revenue, Operating Profits and EBITDA for fiscal year 2010 to fiscal year 2019 on a consolidated basis on May 13, 2010.

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
	($ in millions)
Revenue	$141	$162	$186	$200	$215	$226	$237	$249	$262	$275
Operating Profit	16	21	26	25	26	28	29	31	32	34
EBITDA	20	25	31	29	31	33	34	36	38	40
These projections should be read together with the Company’s financial statements that can be obtained from the SEC. These projections should also be read together with the discussion under “Risk Factors” and the other cautionary statements contained in the Company’s 2009 Annual Report on Form 10-K.
In addition to the financial projections provided to Credit Suisse, the Company provided to the prospective buyers in the Company’s sale process a set of corresponding financial projections. The only difference between the projections relied upon by the board of directors and those provided to prospective buyers was that those provided to Credit Suisse extended until 2019.”

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
Item 5 is hereby amended as follows:
The first sentence to the first full paragraph on page 26 is hereby replaced with the following sentence:
“Pursuant to the terms of an engagement letter, Credit Suisse will be entitled to a transaction fee of $3,000,000 upon the closing of the transaction, of which $1,000,000 became payable to Credit Suisse upon the rendering to the Board of its opinion attached as Annex A.”
ITEM 8. ADDITIONAL INFORMATION
Item 8 of the Schedule 14D-9 is hereby amended and supplemented to include the following information at the end of the subsection entitled, “Certain Litigation.”
“On July 6, 2010, the terms of a memorandum of understanding (the “MOU”) concerning the previously-disclosed complaints filed against the Company on June 17, 2010 and June 23, 2010 (the “Complaints”) were agreed to by the Company, each member of the Board, Parent and Purchaser (collectively, “Defendants”) and each of the plaintiffs party to such litigation (collectively, “Plaintiffs” and, together with Defendants, the “Parties”), by their attorneys. While the Defendants deny the allegations made in such Complaints, they have agreed to enter into the MOU to avoid the costs and disruptions of any further litigation and to permit the timely closing of the Offer and the Merger. The MOU, which is filed as an exhibit to the Schedule 14D-9, describes the terms that the Parties agree to include in the final settlement agreement concerning the Complaints (the “Settlement Agreement”), subject to confirmatory discovery by the Plaintiffs, and describes the actions that the Parties will take or refrain from taking between the date of the MOU and the date that the Settlement Agreement is finally approved.
The MOU, among other things, provides that the Company will amend the Schedule 14D-9 to include certain supplemental disclosures. The MOU also provides that the Settlement Agreement will include an injunction against proceedings in connection with the Complaints and any additional complaints concerning claims that will be covered by the Settlement Agreement. In addition, the MOU provides that the Settlement Agreement will include a release on behalf of the Plaintiffs, along with other members of the class of the Company’s shareholders certified for purposes of the Settlement Agreement, in favor of the Defendants and their related parties from any claims that arose pursuant to or are related to the Offer and the Merger. The Defendants have agreed to pay the Plaintiffs’ attorneys’ fees and expenses as are awarded by the court, subject to court approval of the Settlement Agreement and the consummation of the Offer.”
The Summary of the MOU is qualified in its entirety by reference to the MOU, which is filed herewith as Exhibit (a)(5)(xiii).

ITEM 9. EXHIBITS
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:
“(a)(5)(xiii)     Memorandum of Understanding dated July 6, 2010, incorporated by reference to amendment No. 3 to the Schedule TO filed by Purchaser and Parent on July 7, 2010”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELLIGROUP, INC.
By:	/s/ Vikram Gulati
Vikram Gulati
President and Chief Executive Officer

Date: July 7, 2010